exhibit j

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees

Smith Barney Investment Series:

We consent to the use of our reports, incorporated herein by reference, dated December 16, 2005, for SB Growth and Income Portfolio, SB Government Portfolio, Smith Barney Dividend Strategy Fund, Smith Barney Dividend Strategy Portfolio, Smith Barney Growth and Income Portfolio, Smith Barney International Fund and Smith Barney Premier Selections All Cap Growth Portfolio, each a series of Smith Barney Investment Series, as of October 31, 2005 and to the reference to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

KPMG LLP

New York, New York

February 22, 2006